Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Webster Financial Corporation

Commission File No.: 333-294235

Sent on Wednesday, April 29 at 11am ET

Webster Acquisition Update:

Corporate Function Leadership Appointments

Dear team –

As a follow-up to my April 6 note announcing business line leadership appointments, I am sharing today the leadership appointments for our corporate functions, effective upon closing of the transaction.

With the combination of Santander and Webster, we have a unique opportunity to build a stronger, more competitive franchise in the U.S. We are taking the right steps to turn that potential into reality, with the Joint Integration Steering Committee and the Integration Management Office moving at pace to ensure we are well prepared once the transaction closes.

While this is an exciting time with many positive changes ahead, I recognize that these leadership announcements will not answer all of your questions. We are working as quickly as possible to provide greater clarity and are committed to keeping you informed as decisions are made.

Against this backdrop, I am pleased to share the following leadership appointments for our corporate functions. All corporate function heads will report to me in my role as President and CEO of Santander US, and jointly to John Ciulla wherever dual-hatted responsibilities between SHUSA and SBNA apply.

Support Function	Leader
Chief Operating Officer

As previously announced in February, Luis Massiani will be the Chief Operating Officer of Santander US with responsibility for leading the integration, reporting to both me and to John Ciulla. He will also have a reporting line to Juan Olaizola, Santander Group Chief Operating & Technology Officer.

Within this remit, Luis will have responsibility for, among other areas, our joint Technology & Operations teams following the close of the transaction.

We are pleased to announce the following anchor appointments reporting to Luis and effective post-closing:

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Ignacio Sarquis will serve as Retail, Commercial & Digital Banking CIO, leading the teams who manage and deliver solutions for these core business areas of the combined organization.

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Vikram Nafde will join us from Webster and serve as Chief Technology Officer (CTO), managing all technology shared services across the combined organization, including U.S Infrastructure and Architecture.

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Bobby Mehra, Xavier Courtois, and Jose Oliveros will continue to serve as Auto, CIB and Wealth CIOs, respectively.

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Alberto Hernandez will continue to serve as Chief Information Security Officer.

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Stacey Nash will continue to lead our joint Operations teams.

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Anh Duong will continue to serve as COO across the full function.

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Ben Krynick will join us from Webster as a critical leader of the integration and transformation effort.

Patryk Nowakowski, Santander’s Head of Technology & Operations, has decided to leave the firm later this year. Upon joining our U.S. business in January 2025, Patryk stepped into T&O at a pivotal moment for our platform, sharpening how we execute, prioritize, and deliver at scale. His leadership has been instrumental in supporting the continued growth of Openbank and accelerating the build-out of our Quincy technology hub.

Just as importantly, Patryk has fostered a strong sense of ambition and engagement across his teams, shaping our culture. We are grateful for his dedication and the meaningful contributions he has made to Santander’s progress.

Patryk will continue in his role through the close of the transaction, maintaining full accountability and leadership responsibility for T&O. Following closing, we will implement a thoughtful and structured transition plan to ensure continuity and to position the team for continued success.

Risk

RL Prasad, Santander’s current Chief Risk Officer, will continue to serve as Chief Risk Officer of the combined organization post-closing.

We are pleased to welcome Jason Soto, Webster’s Chief Credit Officer, as Chief Credit Risk Officer for the Retail & Commercial Bank, following the transaction’s close. Jason will report to Elizabeth Sousa and functionally to John Ciulla, and we’re grateful to be able to count on the continuity of his expertise in this important business line for our joint organization. Colleagues across Liz’s and Jason’s organizations will continue in their current reporting structures as we work through thoughtful organizational alignment in the coming months.

Jason Schugel, Webster’s CRO, will work with RL and his teams over the coming months to transition his responsibilities following the close of the transaction. Jason has played a pivotal role in driving Webster’s widely recognized risk culture, underpinning its business success.

Strategy & Corporate Development	Pablo del Campo, Santander’s current Chief Strategy Officer, will continue in this capacity following the close of the transaction. Pablo’s remit includes strategy, corporate development, the CEO office, and transitional support of the Integration Management Office.

Strategic Execution	Peter Kapp, Webster’s current Chief Strategy Officer and Head of Corporate Development, will be appointed Head of Strategic Execution, the role recently vacated by Xavier Ruiz prior to his CIB appointment. Peter’s remit will include a portfolio of key initiatives requiring alignment and execution across our combined business and functional areas. Our joint Category III compliance program and legal entity simplification effort fall under his remit. He also continues to serve as co-head of the Integration Management Office, with dual reporting to Luis in that capacity.
Legal

We are pleased to welcome Kristy Berner, Webster’s current General Counsel, who will become Chief Legal Officer of the combined organization post-closing.

Brian Yoshida, Santander’s Chief Legal Officer, has made the decision to retire after six impactful years with the firm. During his tenure, Brian has been a respected leader and trusted advisor, guiding our legal organization with integrity, sound judgment, and dedication through a period of significant transformation and growth. His strategic counsel has been instrumental in navigating complex challenges and positioning Santander for long-term success.

Beyond his professional accomplishments, Brian has been a valued colleague whose thoughtfulness has left a lasting mark on our culture. We are deeply grateful for his many contributions to Santander.

Brian will maintain full accountability and leadership of the US Legal function through the close of the transaction. Following closing, we will implement a thoughtful and structured transition plan to ensure continuity and to position the team for continued success.

Corporate Affairs

Eva Radtke, Santander’s current Chief Communications Officer, will continue to lead our joint organization combining the mandates of Communications (internal and external), Corporate Social Responsibility, CRA/Community Engagement, and Sustainability.

We are pleased to welcome Marissa Weidner, Webster’s current head of function, to our Corporate Affairs team. Marissa will report to Eva and support in the important effort of aligning our integration-related communications. Marissa will also place particular emphasis on aligning the community engagement strategies between our banks to incorporate long-standing commitments to communities served by Webster. In this specific capacity, Marissa will also have a dual reporting line to John Ciulla.

Finance

JC Alvarez, Santander’s current Chief Financial Officer, will continue to serve as Chief Financial Officer of the combined organization post-closing.

Neal Holland, Webster’s CFO, who has been an invaluable partner through both the negotiation and integration planning phases, will continue with the combined organization, supporting the seamless transition of financial reporting, treasury and capital management until the full integration of these functions has been delivered.

People & Culture

Oriol Foz, Santander’s current Chief People & Culture Officer, will continue to serve as Chief P&C Officer of the combined organization post-closing.

Following the transaction’s close, Javier Evans, Webster’s Chief HR Officer, will be retiring after a successful 30+ year career in our industry. We thank him for his dedication and for the positive impact he has had while preparing for the integration of our two organizations.

Audit

In conjunction with our Board Audit Committee Chairman, we are pleased to confirm that Borja Guisasola, Santander’s current Chief Audit Executive, will continue as Chief Audit Executive of the combined organization post-closing.

Elzbieta Cieslik, Webster’s current Chief Audit Executive, will be retiring after a successful 30+ year career in our industry. We thank her for the strong role she has played in supporting Webster’s significant business growth trajectory while maintaining effective and efficient controls. She leaves the organization well positioned for its next chapter.

Marketing

Cenk Bulbul, Santander’s current Chief Marketing Officer for Retail and Digital Banking, will remain in this role post-closing. He will also continue to evolve our marketing model by building five enterprise-wide CoEs to centralize key marketing capabilities to support all businesses: Creative Studio, Brand & Sponsorships, Marketing Technology, Research & Insights, and Media Buying.

Marketing strategy and execution for each line of business and product will remain within the individual business units, supported by dedicated teams and resources.

As a reminder – until the transaction closes, Santander and Webster continue to operate as separate, independent entities. While integration planning is both permitted and necessary, integration execution will begin only after all required shareholder and regulatory approvals have been obtained and the transaction has officially closed.

I hope you will join me on Friday, May 1 at 9 a.m. ET for my town hall where I will provide additional updates on our integration planning progress.

Thank you for your continued focus and commitment as we prepare for our next chapter with Webster. I’m grateful for all that you do each day to support our clients and one another, and for the role you’re playing in shaping what comes next for Santander.

Regards,

Christiana

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Forward-looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of global conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and in the Middle East or other hostilities or the outbreak of public health emergencies on the global economy) and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2025 (available at: http://www.sec.gov/Archives/edgar/data/wbs-20251231.htm/000080133726000008/0000801337-26-000008-index.html), and Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2025 (available at: http://www.sec.gov/Archives/edgar/data/san-20251231.htm/000089147826000030/0000891478-26-000030-index.html), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Amendment No. 1 to Webster’s Annual Report on Form 10-K for the year ended December 31, 2025, including under the headings entitled “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on April 24, 2026 and is available at http://www.sec.gov/Archives/edgar/data/wbs-20251231.htm/000080133726000011/0000801337-26-000011-index.html, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 27, 2026 and is available at http://www.sec.gov/Archives/edgar/data/san-20251231.htm/000089147826000030/0000891478-26-000030-index.html. To the extent holdings of Webster’s securities by its directors or executive officers have changed since the amounts set forth in Amendment No. 1 to Webster’s Annual Report on Form 10-K for the year ended December 31, 2025, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus of Webster and Banco Santander and other relevant materials filed with the SEC, as well as any amendments or supplements to those documents that have been or will be filed with the SEC. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.